Exhibit 2.2

FIRST AMENDMENT TO

PURCHASE AND SALE AGREEMENT

THIS FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT (the “Amendment”) is entered into effective as of September 30, 2015 by and between Jacobs Trading, LLC, a Delaware limited liability company (the “Seller”), and Tanager Acquisitions, LLC, a Minnesota limited liability company (the “Buyer”).

INTRODUCTION

A.            Seller and Buyer entered into that certain Purchase and Sale Agreement dated as of September 22, 2015 (the “Purchase Agreement”).

B.            Pursuant to Section 9.08 of the Purchase Agreement, the parties agree to amend the Purchase Agreement upon the terms and conditions set forth herein.

AGREEMENT

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller and Buyer agree as follows:

1.     Definitions.   Capitalized terms used in this Amendment without definition shall have the meanings given them in the Purchase Agreement, as amended herein.

2.     Purchase Price.  The first two paragraphs of Section 1.03 of the Purchase Agreement are hereby deleted in their entirety and replaced as follows:

“Section 1.03       Purchase Price.  The aggregate purchase price for the Purchased Assets (the “Purchase Price”) shall be an amount equal to Twelve Million Two Hundred Fifty Thousand Dollars ($12,250,000) plus the Earn-Out Payments (as hereinafter defined).  The Purchase Price shall be payable as follows:

(a)           Note.  At the Closing (as such term is hereinafter defined) Buyer shall execute and deliver to Seller a promissory note (the “Note”) in the form of Exhibit A attached hereto and made a part hereof, which Note shall be in the original principal amount of Twelve Million Two Hundred Fifty Thousand Dollars ($12,250,000).

3.     Calculation of Final Net Purchased Asset Value .  Section 1.04 of the Purchase Agreement is hereby deleted in its entirety and replaced as follows:

“Section 1.04  Calculation of Final Net Purchased Asset Value.  The “Net Purchased Asset Value” is the amount by which the value of the Purchased Assets is greater than the Assumed Liabilities, each as of September 30, 2015, up to a maximum amount of Thirteen Million US Dollars ($13,000,000). The parties agree that the cash and cash equivalents to be included in the Purchased Assets shall not exceed Five Million US Dollars ($5,000,000).  The estimated Net Purchased Asset Value is $13,000,000 (the “Estimated Net Purchased Asset Value”).  On or prior to October 15, 2015, Seller shall prepare and deliver to Buyer an unaudited closing balance sheet the (“Closing Balance Sheet”).  Within sixty (60) days after the Closing, Seller shall prepare and deliver to Buyer a statement (the “Statement”) setting forth the Net Purchased Asset Value based on the fiscal year-end (i.e., September 30, 2015) audited balance sheet of Seller (the “Final Balance Sheet”), and the Net Purchased Asset Value reflected in such Statement and Final

Balance Sheet (the “Final Net Purchased Asset Value”) shall be conclusive and binding on the parties, absent manifest error.

Contemporaneously with delivery of the Closing Balance Sheet, Seller shall deliver to Buyer, in addition to the cash delivered at Closing, an amount of cash (the “Additional Cash”) sufficient to cause the Net Purchased Asset Value (based  on the Closing Balance Sheet) to be $13,000,000; provided that the amount of the Additional Cash, when added to the amount of cash delivered at Closing, shall not exceed $5,000,000 in the aggregate (such amount, as may be adjusted as a result of the foregoing limitation, the “Adjusted Estimated Net Purchased Asset Value”).  Upon Buyer’s receipt of the Additional Cash, the amount of cash set forth on the Closing Balance Sheet shall be increased by the Additional Cash (if not included already).

During the fifteen (15) day period following Buyer’s receipt of the Statement, Buyer shall have the right to examine Seller’s books and records associated with the calculation of the Final Net Purchased Asset Value, and Seller and its officers, directors and managers shall cooperate with Buyer in all material respects to permit and facilitate such examination.  Any such examination shall be at Buyer’s sole cost and expense.  If the amount of the Final Net Purchased Asset Value is greater than the Adjusted Estimated Net Purchased Asset Value, such increased amount shall be paid in cash by Buyer to Seller by wire transfer to an account designated in writing by Seller within five (5) business days following the date on which the amount of such increase is final and binding on the parties as set forth in this Section 1.04.  If the amount of the Final Net Purchased Asset Value is less than the Adjusted Estimated Net Purchased Asset Value, then such decreased amount shall be paid in cash by Seller to Buyer by wire transfer to an account designated in writing by Buyer within five (5) business days following the date on which the amount of such increase is final and binding on the parties as set forth in this Section 1.04.”

4.     Inventory.  Buyer acknowledges and agrees that, prior to Closing, Seller has transferred and assigned all of Seller’s inventory located in Seller’s North Carolina warehouse (the “NC Inventory”) to Asset Recovery Division, LLC.  Buyer further acknowledges and agrees that “Purchased Assets” does not include NC Inventory.

5.     Transition Services.  Exhibit H to the Purchase Agreement is hereby deleted and replaced with Exhibit H hereto.

6.     Warehouse Agreement.  Exhibit F to the Purchase Agreement is hereby deleted and replaced with “[Intentionally deleted.]”.  Section 2.02(a)(iv) and Section 2.02(b)(v) to the Purchase Agreement are each hereby deleted and replaced with “[Intentionally deleted.]”.

7.     No Other Changes.  Except as explicitly amended by this Amendment, all of the terms and conditions of the Purchase Agreement shall remain in full force and effect.

8.     References.  All references in the Purchase Agreement to “this Agreement” shall refer to the Purchase Agreement, as amended hereby.

9.     Counterparts.  This Agreement may be executed in counterparts, each of which shall be considered an original.  Signatures may be delivered electronically or by facsimile, and the parties agree to accept and be bound by electronic and facsimile copies of original signatures to this Amendment.

Signature Page follows

IN WITNESS WHEREOF, the undersigned have set their hands to this Amendment as of the date first set forth above.

JACOBS TRADING, LLC

By:	/s/ James M. Rallo
Name: James M. Rallo
Title: Vice President

TANAGER ACQUISITIONS, LLC

By:	/s/ Irwin Jacobs
Name: Irwin Jacobs
Title: President